UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:

Towers Watson & Company

2.	Name of Person Relying on Exemption:

Driehaus Capital Management LLC

3.	Address of Person Relying on Exemption:

25 East Erie Street

Chicago, IL 60611

4.	Written Materials:

The attached written materials are submitted pursuant to Rule 14a-6(g)(1)

FOR IMMEDIATE RELEASE	25 East Erie Street Chicago, IL 60611-2703 www.driehaus.com News Release

Media Contact:

Bradley Dawson

Vice President, Marketing and Product Development

312.587.3844

bdawson@driehaus.com

Driehaus Capital Management Issues Open Statement to Towers Watson Shareholders Following

Earnings Announcement on November 2, 2015

CHICAGO, Ill., November 2, 2015 – Driehaus Capital Management, a Chicago-based asset manager of funds beneficially owning 1,175,113 shares of Towers Watson & Company (NYSE: TW), has issued the open statement below to its fellow shareholders regarding TW’s earnings announcement and its proposed transaction with Willis Holdings Group plc (NYSE: WSH).

November 2, 2015

Fellow Towers Watson & Company Shareholders,

Earlier today, Towers Watson reported strong earnings and robust top-line growth, handily beating expectations.

The report speaks to the impressive standalone prospects for Towers Watson and offers further evidence that the Willis proposal substantially undervalues TW shares. We are confident that the Willis proposal will be rejected unless terms are materially improved. We once again urge fellow shareholders to vote against this value-destructive deal.

Sincerely,

K.C. Nelson Portfolio Manager, Alternative Strategies Driehaus Capital Management LLC	Matthew Schoenfeld Assistant Portfolio Manager Driehaus Capital Management LLC

About Driehaus Capital Management

Driehaus Capital Management is a privately-held, independent investment adviser with $9.7 billion in assets under management as of September 30, 2015. The firm manages global, emerging markets, and US growth equity, and alternative investment strategies. Founded in 1982 by Richard H. Driehaus, the firm serves a diverse institutional client base comprised of corporate and public pensions, endowments, foundations, sub-advisory, financial advisors and family offices, globally.

For more information, please visit www.driehaus.com.

This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of Driehaus Capital Management LLC (“Driehaus”) as of November 2, 2015 and are subject to change at any time due to changes in market or economic conditions.

The information and opinions contained in this material are derived from proprietary and non-proprietary sources deemed by Driehaus to be reliable and are not necessarily all inclusive. Driehaus does not guarantee the accuracy or completeness of this information. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

Driehaus is the investment adviser for clients that own 1,175,113 shares of Towers Watson & Co. (TW) and have sold short shares of Willis Group Holdings plc (WSH) as of October 30, 2015. Holdings are subject to change, and Driehaus may buy shares of TW or WSH or sell, including sell short, shares of TW or WSH at any time. The discussion of securities should not be viewed as a recommendation to buy, sell or hold any particular security.

Driehaus is not soliciting proxies relating to the TW shareholder meeting and does not have the authority to vote your proxy. Driehaus urges TW shareholders to vote against the proposed transaction.